

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Steven Gatoff
Chief Financial Officer
Inseego Corp.
9710 Scranton Road, Suite 200
San Diego, CA 92121

>   **Re: Inseego Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Form 8-K filed February 21, 2024**
>   **File No. 001-38358**

Dear Steven Gatoff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 21, 2024

Exhibit 99.1, page 1

1. We note you present the non-GAAP measure, Adjusted EBITDA, but do not present the most directly comparable GAAP measure, Net loss, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2. We note you present several non-GAAP measures that include adjustments for "inventory adjustment - E&O and contract manufacturer liability" and "write-off of capitalized inventory fees". It appears these non-GAAP adjustments related to inventory represent normal operating expenses necessary to operate your business and are not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please

revise future filings to no longer exclude these adjustments from any non-GAAP performance measure or explain why you believe the adjustments are appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing